November 18, 2005
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
Interim Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
NiSource Inc.
801 E. 86thAve.
Merrillville, IN 46410
File No. 70-10169
Gentlemen:
     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 30, 2003, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended June 30, 2005:
1.	The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale None

2.	The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.’s benefit plans or otherwise 12,067

3.	If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror
None

4.	The amount and terms of any long-term debt, preferred stock, preferred securities, equity-linked securities or short-term debt issued directly or indirectly by NiSource Inc. Please see Exhibit 1

5.	The maximum outstanding amount of all borrowings under or investments in the money pool by each money pool participant during the quarter, and the rate or range of rates charged on money pool borrowings and paid on money pool investments
Please see Exhibit 2

6.	The number of shares of common stock issued by Columbia Energy Group to NiSource Inc. and the price per share paid None

7.	The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Energy Group to NiSource Finance Corp. or other financing subsidiary of NiSource Inc. None

8.	The number of shares of common stock issued by Columbia Gas of Maryland, Inc. to Columbia Energy Group and the price per share paid None

9.	The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Gas of Maryland, Inc. to Columbia Energy Group None

10.	The amount and terms of any financings consummated by any non-utility subsidiary that are not exempt under Rule 52 None

11.	The name of the guarantor and of the beneficiary of any parent guarantee or non-utility subsidiary guarantee issued, and the amount, terms and purpose of the guarantee Please see Exhibit 3

12.	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into and identity of the parties to such instruments None

13.	The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary None

14.	A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing
Columbia Energy Group U-6B-2 filed on behalf of Columbia of Ohio Receivables Corporation on August 12, 2005.
Northern Indiana Public Service Company U-6B-2 filed on behalf of NIPSCO Receivables Corporation on August 12, 2005.
15.	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource Inc. and Columbia Energy Group, that has engaged in authorized financing transactions during the quarter
Please see the attached Exhibits 4 through 15 for balance sheets for NiSource Inc., Columbia Energy Group, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Inc., Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light, Inc., Columbia Gas of Kentucky, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc., Columbia Gas of Virginia, Inc. and Columbia Gas of Maryland, Inc.

Very truly yours,

NiSource Inc.

By:	/s/ Jeffrey W. Grossman

Jeffrey W. Grossman
Vice President

Exhibit #1
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #4

	Amount Issued During	Amount Outstanding
	Third Quarter of 2005	September 30, 2005	Type of Debt
Company	(in thousands)	(in thousands)	or Security	Terms

NiSource Finance Corp.	—	—	Short-term Debt	Credit facility advances

NiSource Inc.*	1,000,000	4,746,885	Long-term Debt	Various maturity dates and weighted average interest rates

*	NiSource Inc. includes long-term debt issues made by NiSource Capital Markets, Inc. and NiSource Finance Corp.

Exhibit #2
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #5

	Maximum Amount	Maximum Amount	Average Interest
	Outstanding During	Invested During	Rate During
Subsidiary (amounts in thousands)	Third Quarter of 2005	Third Quarter of 2005	Third Quarter of 2005

Bay State Gas Company	102,080	—	3.29%
Columbia Assurance Agency, Inc.	N/A	35	3.29%
Columbia Accounts Receivable Corporation	N/A	10,304	3.29%
Columbia Atlantic Trading Corporation	N/A	2,915	3.29%
Columbia Deep Water Services Company	—	562	3.29%
Columbia Electric Corporation	N/A	6,071	3.29%
Columbia Energy Services Corporation	89,327	—	3.29%
Columbia Energy Group	N/A	228,420	3.29%
Columbia Gulf Transmission Company	—	40,182	3.29%
Columbia Gas of Virginia, Inc.	15,319	—	3.29%
NiSource Insurance Corporation, Ltd.	N/A	262	3.29%
Columbia Gas of Kentucky, Inc.	8,395	18,512	3.29%
Columbia Gas of Maryland, Inc.	—	10,476	3.29%
CNS Microwave, Inc.	N/A	2,032	3.29%
Columbia Network Services Corporation	N/A	3,142	3.29%
Columbia Gas of Ohio, Inc.	125,686	124,703	3.29%
Columbia of Ohio Receivables Corp	—	308	3.29%
Columbia Gas of Pennsylvania, Inc.	40,408	41,272	3.29%
Crossroads Pipeline Co.	13,825	—	3.29%
NiSource Corporate Services Company	68,229	23,328	3.29%
NiSource Development Company, Inc.	184,889	—	3.29%
EnergyUSA, Inc.	32,808	—	3.29%
EnergyUSA, Inc. (MA)	—	1,722	3.29%
Kokomo Gas and Fuel Company	—	15,485	3.29%
NiSource Capital Markets. Inc.	N/A	323	3.29%
NI Energy Services, Inc.	48,721	—	3.29%
NiSource Energy Technologies, Inc.	19,145	—	3.29%
NiSource Finance Corp.	N/A	1,110,197	3.29%
NiSource Inc.	N/A	10,041	3.29%
Northern Indiana Fuel and Light Company, Inc.	—	20,167	3.29%
Northern Indiana Public Service Company	40,482	106,973	3.29%
NIPSCO Receivables Corporation	—	4,241	3.29%
NiSource Retail Services, Inc.	2,593	—	3.29%
Granite State Gas Transmission	7,099	—	3.29%
Northern Utilities, Inc.	9,505	5,847	3.29%
PEI Holdings, Inc.	117,927	—	3.29%
Columbia Gas Transmission Corporation	—	247,983	3.29%
EnergyUSA—TPC Corp.	34,698	33,659	3.29%

Exhibit #3
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item # 11

		Guarantees
		Issued During
		Third Quarter 2005
Guarantor	Subsidiary	(in thousands)	Purpose

NiSource/NiSource Capital Markets	EnergyUSA — TPC	37,000	Guarantee energy trading and supply contracts

Exhibit #4
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$16,500,473
Accumulated depreciation and amortization	(7,495,780)

Net Utility Plant	9,004,693

Other property, at cost, less accumulated depreciation	421,074

Net Property, Plant and Equipment	9,425,767

Investments:
Assets of discontinued operations and assets held for sale	34,732
Unconsolidated affiliates	70,396
Other investments	115,206

Total Investments	220,334

Current Assets:
Cash and cash equivalents	932,506
Restricted cash	1,796
Accounts receivable and unbilled revenue — less reserve	438,548
Gas inventory	666,540
Underrecovered gas and fuel costs	229,963
Material and supplies, at average cost	71,061
Electric production fuel, at average cost	27,658
Price risk management asset	371,014
Exchange gas receivable	208,183
Regulatory assets	179,376
Prepayments and other	86,402

Total Current Assets	3,213,047

Other Assets:
Price risk management asset	214,610
Regulatory assets	551,141
Goodwill	3,677,261
Intangible assets	498,456
Deferred charges and other	181,431

Total Other Assets	5,122,899

Total Assets	$17,982,047

Exhibit #4
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stock Equity	$4,906,504
Preferred Stocks — Series without mandatory redemption provisions	81,114
Long-term debt, excluding amounts due within one year	4,778,815

Total Capitalization	9,766,433

Current Liabilities:
Current portion of long-term debt	2,212,934
Accounts payable	535,177
Dividends declared on common and preferred stocks	63,777
Customer deposits	94,876
Taxes accrued	171,848
Interest accrued	142,805
Overrecovered gas and fuel costs	16,304
Price risk management liabilities	119,387
Exchange gas payable	312,060
Current deferred revenue	35,782
Regulatory liabilities	55,456
Accrued liability for postretirement and pension benefits	92,806
Other accruals	500,762

Total current liabilities	4,353,974

Other:
Price risk management liabilities	13,219
Deferred income taxes	1,686,060
Deferred investment tax credits	71,821
Deferred credits	68,176
Non-current deferred revenue	70,990
Accrued liability for postretirement and pension benefits	473,209
Preferred stock liabilities with mandatory redemption provisions	11
Regulatory liabilities and other removal costs	1,276,481
Other noncurrent liabilities	201,673

Total other	3,861,640

Total Capitalization and Liabilities	$17,982,047

Exhibit #5
Columbia Energy Group
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant and Equipment
Utility Plant	$8,512,458
Accumulated depreciation and amortization	(3,815,666)

Net utility plant	4,696,792

Other property, at cost, less accumulated depreciation	10,711

Net Property, Plant and Equipment	4,707,503

Investments and Other Assets
Assets of discontinued operations and assets held for sale	16,957
Unconsolidated affiliates	54,541
Other investments	49,546

Total Investments	121,044

Current Assets
Cash and cash equivalents	295,760
Restricted cash	1,625
Accounts receivable and unbilled revenue — less reserve	181,833
Gas inventory	469,102
Underrecovered gas and fuel costs	173,486
Materials and supplies, at average cost	16,919
Price risk management assets	143,448
Exchange gas receivable	162,570
Regulatory assets	129,929
Prepayments and other	39,663

Total Current Assets	1,614,335

Other Assets
Price risk management assets	191,723
Regulatory assets	336,290
Intangible assets	1,129
Deferred charges and other	143,971

Total Other Assets	673,113

Total Assets	$7,115,995

Exhibit #5
Columbia Energy Group
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization
Common Stock Equity	$2,909,974
Long-term debt, excluding amounts due within one year	1,962

Total Capitalization	2,911,936

Current Liabilities
Current portion of long-term debt	1,355,585
Accounts payable	317,983
Customer accounts receivable credit balances and deposits	121,226
Taxes accrued	94,213
Interest accrued	35,930
Overrecovered gas and fuel costs	2,931
Price risk management liabilities	10,751
Exchange gas payable	306,538
Current deferred revenue	24,997
Regulatory liabilities	30,811
Accrued liability for postretirement and postemployment benefits	34,183
Other accruals	261,328

Total Current Liabilities	2,596,476

Other Liabilities and Deferred Credits
Deferred income taxes	901,936
Deferred investment tax credits	24,421
Deferred credits	44,851
Noncurrent deferred revenue	68,173
Accrued liability for postretirement and postemployment benefits	77,953
Regulatory liabilities and other cost of removal	375,064
Other noncurrent liabilities	115,185

Total Other	1,607,583

Commitments and Contingencies	—

Total Capitalization and Liabilities	$7,115,995

Exhibit #6
Northern Indiana Public Service Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$6,818,678
Accumulated depreciation and amortization	(3,330,504)

Net Utility Plant	3,488,174

Other property and investments	2,253

Current Assets:
Cash and cash equivalents	41,772
Accounts receivable and unbilled revenue — less reserve	140,607
Underrecovered fuel costs	30,291
Material and supplies, at average cost	47,189
Electric production fuel, at average cost	27,658
Natural gas in storage, at last in, first-out cost	114,121
Price risk management assets	75,382
Regulatory assets	32,297
Prepayments and other	64,837

Total Current Assets	574,154

Other Assets:
Regulatory assets	167,978
Intangible assets	24,435
Deferred charges and other	6,556

Total Other Assets	198,969

Total Assets	$4,263,550

Exhibit #6
Northern Indiana Public Service Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$1,282,374
Preferred Stocks — Series without mandatory redemption provisions	81,114
Long-term debt, excluding amount due within one year	847,972

Total Capitalization	2,211,460

Current Liabilities:
Accounts payable	166,251
Dividends declared on common and preferred stock	1,024
Customer deposits	60,110
Taxes accrued	83,633
Interest accrued	2,468
Overrecovered gas and fuel costs	11,144
Regulatory liabilities	325
Accrued liability for postretirement and pension benefits	22,028
Other accruals	93,213

Total current liabilities	440,196

Other:
Deferred income taxes	447,389
Deferred investment tax credits	45,005
Deferred credits	3,738
Accrued liability for postretirement and pension benefits	278,898
Preferred stock liabilities with mandatory redemption provisions	11
Regulatory liabilities and other removal costs	800,160
Other noncurrent liabilities	36,693

Total other	1,611,894

Total Capitalization and Liabilities	$4,263,550

Exhibit #7
Bay State Gas Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$991,772
Accumulated depreciation and amortization	(269,510)

Net Utility Plant	722,262

Other property and investments	1,662

Investments:
Unconsolidated affiliates	34

Total Investments	34

Current Assets:
Cash and cash equivalents	534
Accounts receivable and unbilled revenue — less reserve	51,515
Gas Inventory	53,666
Underrecovered gas and fuel costs	24,909
Material and supplies, at average cost	5,313
Price risk management asset	6,348
Exchange gas receivable	43,287
Regulatory assets	16,946
Prepayments and other	3,590

Total Current Assets	206,108

Other Assets:
Price risk management asset	330
Regulatory assets	48,691
Intangible assets	451,525
Deferred charges and other	9,305

Total Other Assets	509,851

Total Assets	$1,439,917

Exhibit #7
Bay State Gas Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$561,739
Long-term debt excluding amt due within one year	246,833

Total Capitalization	808,572

Current Liabilities:
Current portion of long-term debt	833
Short-term borrowings	107,541
Accounts payable	50,299
Customer deposits	4,312
Taxes accrued	(374)
Interest accrued	926
Regulatory liabilities	9,300
Other accruals	31,087

Total current liabilities	203,924

Other:
Deferred income taxes	290,605
Deferred investment tax credits	1,782
Accrued liability for postretirement and pension benefits	24,178
Regulatory liabilities and other removal costs	101,063
Other noncurrent liabilities	9,793

Total other	427,421

Total Capitalization and Liabilities	$1,439,917

Exhibit #8
Northern Utilities, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$192,598
Accumulated depreciation and amortization	(49,107)

Net Utility Plant	143,491

Other property and investments	1,590

Investments:
Unconsolidated affiliates	2

Total Investments	2

Current Assets:
Cash and cash equivalents	371
Accounts receivable and unbilled revenue — less reserve	7,368
Gas inventory	1,313
Underrecovered gas and fuel costs	3,957
Material and supplies, at average cost	1,282
Price risk management asset	6,348
Exchange gas receivable	26,550
Regulatory assets	166
Prepayments and other	832

Total Current Assets	48,187

Other Assets:
Price risk management asset	330
Regulatory assets	16,561
Intangible assets	78,444
Deferred charges and other	161

Total Other Assets	95,496

Total Assets	$288,766

Exhibit #8
Northern Utilities, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$115,297
Long-term debt excluding amt due within one year	63,333

Total Capitalization	178,630

Current Liabilities:
Current portion of long-term debt	833
Short-term borrowings	7,905
Accounts payable	11,372
Customer deposits	1,096
Taxes accrued	331
Interest accrued	51
Regulatory liabilities	6,375
Other accruals	9,197

Total current liabilities	37,160

Other:
Deferred income taxes	53,243
Deferred investment tax credits	196
Accrued liability for postretirement and pension benefits	2,897
Regulatory liabilities and other removal costs	13,799
Other noncurrent liabilities	2,841

Total other	72,976

Total Capitalization and Liabilities	$288,766

Exhibit #9
Kokomo Gas and Fuel Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$58,701
Accumulated depreciation and amortization	(35,348)

Net Utility Plant	23,353

Investments:
Unconsolidated affiliates	5

Total Investments	5

Current Assets:
Cash and cash equivalents	5,627
Accounts receivable and unbilled revenue — less reserve	9,701
Gas Inventory	625
Material and supplies, at average cost	409
Price risk manangement assets	8,478
Prepayments and other	202

Total Current Assets	25,042

Other Assets:
Goodwill	5,539
Intangible assets	159
Deferred charges and other	381

Total Other Assets	6,079

Total Assets	$54,479

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$30,960

Total Capitalization	30,960

Current Liabilities:
Accounts payable	3,245
Customer deposits	596
Interest accrued	166
Overrecovered gas and fuel costs	2,229
Regulatory liabilities	8,478
Other accruals	2,199

Total current liabilities	16,913

Other:
Deferred income taxes	4,027
Deferred investment tax credits	366
Accrued liability for postretirement and pension benefits	1,792
Regulatory liabilities and other removal costs	292
Other noncurrent liabilities	129

Total other	6,606

Total Capitalization and Liabilities	$54,479

Exhibit #10
Northern Indiana Fuel and Light Company, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$59,241
Accumulated depreciation and amortization	(26,028)

Net Utility Plant	33,213

Other property and investments	606

Current Assets:
Cash and cash equivalents	7,505
Accounts receivable and unbilled revenue — less reserve	11,098
Gas inventory	8,226
Underrecovered gas and fuel costs	1,278
Material and supplies, at average cost	331
Price risk management assets	6,542
Prepayments and other	1,117

Total Current Assets	36,097

Other Assets:
Regulatory assets	57
Goodwill	13,307
Intangible assets	591
Deferred charges and other	134

Total Other Assets	14,089

Total Assets	$84,005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$54,686

Total Capitalization	54,686

Current Liabilities:
Accounts payable	6,592
Customer deposits	175
Interest accrued	30
Regulatory liabilities	6,542
Other accruals	970

Total current liabilities	14,309

Other:
Deferred income taxes	6,194
Deferred investment tax credits	232
Accrued liability for postretirement and pension benefits	8,197
Regulatory liabilities and other removal costs	181
Other noncurrent liabilities	206

Total other	15,010

Total Capitalization and Liabilities	$84,005

Exhibit #11
Columbia Gas of Kentucky, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$244,616
Accumulated depreciation and amortization	(87,391)

Net Utility Plant	157,225

Current Assets:
Cash and cash equivalents	308
Accounts receivable and unbilled revenue — less reserve	11,126
Gas inventory	66,909
Underrecovered gas and fuel costs	6,350
Material and supplies, at average cost	42
Price risk management assets	4,391
Exchange gas receivable	513
Regulatory assets	480
Prepayments and other	973

Total Current Assets	91,092

Other Assets:
Regulatory assets	2,132
Deferred charges and other	1,829

Total Other Assets	3,961

Total Assets	$252,278

Exhibit #11
Columbia Gas of Kentucky, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$77,359
Long-term debt excluding amt due within one year	28,281

Total Capitalization	105,640

Current Liabilities:
Current portion of long-term debt	13,843
Short-term borrowings	7,086
Accounts payable	18,475
Customer deposits	4,033
Taxes accrued	2,786
Interest accrued	2,716
Overrecovered gas and fuel cost	94
Price risk management liabilities	307
Exchange gas payable	28,445
Regulatory liabilities	3,782
Accrued liability for postretirement and pension benefits	1,069
Other accruals	16,443

Total current liabilities	99,079

Other:
Deferred income taxes	14,986
Deferred investment tax credits	1,051
Accrued liability for postretirement and pension benefits	1,687
Regulatory liabilities and other removal costs	24,410
Other noncurrent liabilities	5,425

Total other	47,559

Total Capitalization and Liabilities	$252,278

Exhibit #12
Columbia Gas of Ohio, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$1,670,974
Accumulated depreciation and amortization	(594,796)

Net Utility Plant	1,076,178

Other property and investments	1,270

Current Assets:
Cash and cash equivalents	3,235
Accounts receivable and unbilled revenue — less reserve	35,943
Gas inventory	260,759
Underrecovered gas and fuel costs	136,833
Material and supplies, at average cost	777
Exchange gas receivable	186
Regulatory assets	115,214
Prepayments and other	12,055

Total Current Assets	565,002

Other Assets:
Regulatory assets	216,577
Intangible assets	360
Deferred charges and other	78,191

Total Other Assets	295,128

Total Assets	$1,937,578

Exhibit #12
Columbia Gas of Ohio, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$516,166
Long-term debt excluding amt due within one year	247,156

Total Capitalization	763,322

Current Liabilities:
Current portion of long-term debt	60,358
Short-term borrowings	119,916
Accounts payable	159,487
Customer deposits	11,843
Taxes accrued	36,234
Interest accrued	1,060
Price risk management liabilities	8,822
Exchange gas payable	129,450
Regulatory liabilities	21,387
Accrued liability for postretirement and pension benefits	11,871
Other accruals	153,080

Total current liabilities	713,508

Other:
Deferred income taxes	178,726
Deferred investment tax credits	13,823
Accrued liability for postretirement and pension benefits	30,713
Regulatory liabilities and other removal costs	182,228
Other noncurrent liabilities	55,258

Total other	460,748

Total Capitalization and Liabilities	$1,937,578

Exhibit #13
Columbia Gas of Pennsylvania, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$736,135
Accumulated depreciation and amortization	(246,235)

Net Utility Plant	489,900

Other property and investments	8

Current Assets:
Cash and cash equivalents	1,078
Accounts receivable and unbilled revenue — less reserve	38,664
Gas inventory	101,286
Underrecovered gas and fuel costs	27,108
Material and supplies, at average cost	439
Price risk management assets	14,403
Exchange gas receivable	42,322
Regulatory assets	5,530
Prepayments and other	2,933

Total Current Assets	233,763

Other Assets:
Price risk management assets	8,259
Regulatory assets	65,906
Intangible assets	36
Deferred charges and other	1,829

Total Other Assets	76,030

Total Assets	$799,701

Exhibit #13
Columbia Gas of Pennsylvania, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$229,503
Long-term debt excluding amt due within one year	157,372

Total Capitalization	386,875

Current Liabilities:
Current portion of long-term debt	27,843
Short-term borrowings	39,786
Accounts payable	71,158
Customer deposits	3,494
Taxes accrued	8,514
Interest accrued	97
Price risk management liabilities	1,472
Exchange gas payable	39,505
Regulatory liabilities	600
Accrued liability for postretirement and pension benefits	3,752
Other accruals	61,676

Total current liabilities	257,897

Other:
Deferred income taxes	117,022
Deferred investment tax credits	6,515
Accrued liability for postretirement and pension benefits	9,163
Regulatory liabilities and other removal costs	17,232
Other noncurrent liabilities	4,997

Total other	154,929

Total Capitalization and Liabilities	$799,701

Exhibit #14
Columbia Gas of Virginia, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$545,571
Accumulated depreciation and amortization	(127,770)

Net Utility Plant	417,801

Current Assets:
Cash and cash equivalents	381
Accounts receivable and unbilled revenue — less reserve	19,868
Gas inventory	33,535
Underrecovered gas and fuel costs	3,194
Material and supplies, at average cost	976
Price risk management assets	1,118
Exchange gas receivable	11,909
Regulatory assets	245
Prepayments and other	3,028

Total Current Assets	74,254

Other Assets:
Price risk management assets	1,116
Regulatory assets	3,161
Intangible assets	45
Deferred charges and other	16,829

Total Other Assets	21,151

Total Assets	$513,206

Exhibit #14
Columbia Gas of Virginia, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$200,769
Long-term debt excluding amt due within one year	117,340

Total Capitalization	318,109

Current Liabilities:
Current portion of long-term det	12,835
Short-term borrowings	12,027
Accounts payable	32,520
Customer deposits	6,516
Taxes accrued	5,459
Interest accrued	143
Exchange gas payable	15,899
Regulatory liabilities	296
Accrued liability for postretirement and pension benefits	2,422
Other accruals	13,522

Total current liabilities	101,639

Other:
Deferred income taxes	39,037
Deferred investment tax credits	1,687
Accrued liability for postretirement and pension benefits	5,313
Regulatory liabilities and other removal costs	20,524
Other noncurrent liabilities	26,897

Total other	93,458

Total Capitalization and Liabilities	$513,206

Exhibit #15
Columbia Gas of Maryland, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$90,330
Accumulated depreciation and amortization	(27,493)

Net Utility Plant	62,837

Other property and investments	1

Current Assets:
Cash and cash equivalents	3,117
Restricted cash	265
Accounts receivable and unbilled revenue — less reserve	4,959
Gas inventory	6,614
Material and supplies, at average cost	282
Price risk manangement assets	2,174
Exchange gas receivable	3
Regulatory assets	138
Prepayments and other	1,333

Total Current Assets	18,885

Other Assets:
Regulatory assets	1,368
Deferred charges and other	69

Total Other Assets	1,437

Total Assets	$83,160

Exhibit #15
Columbia Gas of Maryland, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of September 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$25,479
Long-term debt excluding amt due within one year	16,480

Total Capitalization	41,959

Current Liabilities:
Current portion of long-term debt	2,495
Accounts payable	4,750
Customer deposits	449
Taxes accrued	1,024
Interest accrued	6
Overrecovered gas and fuel costs	2,931
Price risk management liabilities	150
Exchange gas payable	1,296
Regulatory liabilities	68
Accrued liability for postretirement and pension benefits	603
Other accruals	5,122

Total current liabilities	18,894

Other:
Deferred income taxes	6,743
Deferred investment tax credits	610
Accrued liability for postretirement and pension benefits	874
Regulatory liabilities and other removal costs	13,448
Other noncurrent liabilities	632

Total other	22,307

Total Capitalization and Liabilities	$83,160